MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report.  The consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, except note 30 which sets out the significant measurement differences had these statements been prepared in accordance with U.S. GAAP, and reflect management’s best judgments and estimates.  Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes.  Internal control over financial reporting include processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the Company are appropriately authorized by the Company’s management and directors; and
•
provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of  December 31, 2008. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.  Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.

Based on this assessment, management determined that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

The Company’s independent auditor which audited and reported on the Company’s consolidated financial statements has  also issued an auditors’ report on the Company’s internal control over financial reporting.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee, which is comprised of four non-management members of the Board of Directors, provides oversight to the financial reporting process.  The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Richard Garneau	David Smales
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada
February 11, 2009

AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Catalyst Paper Corporation

We have audited the consolidated balance sheets of Catalyst Paper Corporation ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of earnings and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”
Chartered Accountants
Vancouver, Canada

February 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders and Board of Directors of Catalyst Paper Corporation

We have audited Catalyst Paper Corporation ("the Company")’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 11, 2009, expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”
Chartered Accountants
Vancouver, Canada

February 11, 2009

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (LOSS)

(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2008	2007	2006

Sales	$1,849.4	$1,714.6	$1,882.5
Operating expenses
Cost of sales	1,613.0	1,574.6	1,609.3
Selling, general and administrative	46.9	48.3	62.2
Restructuring and change-of-control (note 7)	30.1	64.7	–
Amortization	165.8	176.4	183.7
Impairment (note 4)	151.0	-	23.4
	2,006.8	1,864.0	1,878.6
Operating earnings (loss)	(157.4)	(149.4)	3.9
Interest expense, net (note 8)	(75.0)	(70.7)	(73.8)
Foreign exchange gain (loss) on long-term debt	(82.2)	103.9	(0.3)
Other income (expense), net (note 9)	2.5	(15.3)	1.8
Earnings (loss) before income taxes and non-controlling interest	(312.1)	(131.5)	(68.4)
Income tax recovery (note 10)	(91.8)	(100.0)	(54.0)
Net earnings (loss) before non-controlling interest	(220.3)	(31.5)	(14.4)
Non-controlling interest (note 5)	(0.8)	(0.1)	(1.5)
Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)
Other comprehensive income (loss)	(18.5)	14.3	–
Comprehensive income (loss)	$(239.6)	$(17.3)	$(15.9)
Basic and diluted earnings (loss) per share (note 11) (in dollars)	$(0.66)	$(0.15)	$(0.07)
Weighted average common shares outstanding (in millions)	336.1	214.7	214.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions of dollars)

	As at December 31,
	2008	2007

Assets Current assets
Cash and cash equivalents	$5.0	$–
Accounts receivable (note 12)	221.7	213.1
Inventories (note 13)	211.4	235.7
Prepaids and other (note 14)	32.8	40.7
	470.9	489.5
Property, plant and equipment (note 15)	1,852.0	1,912.8
Other assets (note 16)	100.5	54.8
	$2,423.4	$2,457.1

Liabilities Current liabilities
Accounts payable and accrued liabilities (note 17)	$269.4	$268.2
Current portion of long-term debt	75.8	1.2
	345.2	269.4
Long-term debt (note 18)	882.9	784.6
Employee future benefits (note 19)	226.6	211.7
Other long-term obligations (note 20)	13.3	26.9
Future income taxes (note 10)	66.8	154.2
Deferred credits (note 21)	18.6	21.7
	1,553.4	1,468.5

Shareholders’ equity
Share capital (note 22)	1,035.0	913.9
Contributed surplus	14.6	12.1
Retained earnings (deficit)	(174.7)	49.0
Accumulated other comprehensive income (loss)	(4.9)	13.6
	870.0	988.6
	$2,423.4	$2,457.1

Commitments, Guarantees and Indemnities and Contingent Liabilities (notes 26, 27, and 28)

Subsequent event (note 4)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2008	2007	2006
Share capital (note 22)
Number of shares outstanding, beginning of year	214,684,129	214,604,120	214,604,120
Number of shares issued under rights offering (note 6)	167,069,361	–	–
Number of shares issued under stock option plan	–	80,009	–
Number of shares outstanding, end of year	381,753,490	214,684,129	214,604,120

Balance, beginning of year	$913.9	$913.6	$913.6
Issue of common shares on rights offering, net of share issue costs (note 6)	121.1	–	–
Stock options exercised	–	0.3	–
Balance, end of year	1,035.0	913.9	913.6

Contributed surplus
Balance, beginning of year	12.1	9.3	7.3
Stock option compensation expense	2.5	3.2	2.0
Stock options exercised	–	(0.4)	–
Balance, end of year	14.6	12.1	9.3

Retained earnings (deficit)
Balance, beginning of year	49.0	82.9	98.8
Adoption of new accounting standards (note 2(c))	(2.6)	(2.3)	–
Net earnings (loss)	(221.1)	(31.6)	(15.9)
Balance, end of year	(174.7)	49.0	82.9

Accumulated other comprehensive income (loss)
Balance, beginning of year	13.6	–	–
Adoption of new accounting standards for financial instruments	–	(0.7)	–
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	6.7	–	–
Unrealized net gain (loss) on cash flow revenue hedges, net of tax of $11.1 million (2007 – $13.8 million)	(25.0)	28.4	–
Reclassification of net gain (loss) on cash flow revenue hedges to net earnings (loss), net of tax of $0.1 million (2007 – $7.3 million)	(0.2)	(14.1)	–
Balance, end of year	(4.9)	13.6	–
Total shareholders’ equity	$870.0	$988.6	$1,005.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of dollars)

	Years ended December 31,
	2008	2007	2006

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)
Items not requiring (providing) cash
Amortization	165.8	176.4	183.7
Impairment (note 4)	151.0	–	23.4
Future income taxes (note 10)	(93.5)	(100.7)	(56.1)
Foreign exchange loss (gain) on long-term debt	82.2	(103.9)	0.3
Employee future benefits, excess of expense over funding	2.9	6.7	6.4
Increase (decrease) in other long-term obligations	(5.1)	7.5	0.9
Loss (gain) on disposal of property, plant and equipment (note 9)	(0.4)	13.6	(1.1)
Non-controlling interest	0.8	0.1	1.5
Lower of cost or market write-down of inventories (note 13)	5.9	1.8	(2.0)
Other	22.3	(20.9)	(6.3)
	110.8	(51.0)	134.8
Changes in non-cash working capital
Accounts receivable	(7.4)	64.2	(35.5)
Inventories	21.5	7.4	2.7
Prepaids and other	3.6	(5.0)	(0.9)
Accounts payable and accrued liabilities	(52.8)	(18.3)	26.1
	(35.1)	48.3	(7.6)
Cash flows provided (used) by operations	75.7	(2.7)	127.2
Investing
Acquisition of Snowflake newsprint mill (note 6)	(169.8)	–	–
Additions to property, plant and equipment	(41.9)	(85.8)	(93.2)
Proceeds from sale of property, plant and equipment	2.2	6.5	3.5
Proceeds from termination of interest rate swaps (note 24 (e))	7.6	–	–
Purchase price adjustment (note 25)	–	–	4.3
Increase in other assets	(1.0)	(4.4)	(0.4)
Cash flows used by investing activities	(202.9)	(83.7)	(85.8)
Financing
Issue of shares, net of share issue costs (note 6)	121.1	–	–
Increase (decrease) in revolving loan and loan payable	60.1	47.0	(5.5)
Repayment of revolving operating loan	(47.1)	–	–
Deferred financing costs	(5.5)	–	–
Increase (decrease) in other long-term debt	3.6	3.6	(0.4)
Issue of shares from exercise of stock options	–	0.3	–
Cash flows provided (used) by financing activities	132.2	50.9	(5.9)
Cash and cash equivalents, increase (decrease) in the year	5.0	(35.5)	35.5
Cash and cash equivalents, beginning of year	–	35.5	–
Cash and cash equivalents, end of year	$5.0	$–	$35.5
Supplemental disclosures:
Income taxes paid	$0.8	$0.5	$2.7
Net interest paid	74.4	67.8	71.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS
(In millions of dollars)

	Year ended December 31, 2008
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated

Sales to external customers	$1,000.9	$463.9	$384.6	$–	$1,849.4
Inter-segment sales	–	–	36.8	(36.8)	–
Restructuring (note 7)	10.6	4.1	15.4	–	30.1
Amortization	100.6	37.3	27.9	–	165.8
Impairment (note 4)	11.9	2.4	136.7	–	151.0
Operating earnings (loss)	27.0	3.6	(188.0)	–	(157.4)
Total assets	1,387.7	697.8	280.7	57.2	2,423.4
Additions to property, plant and equipment	24.2	15.1	2.6	–	41.9

	Year ended December 31, 2007
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated

Sales to external customers	$919.6	$338.0	$457.0	$–	$1,714.6
Inter-segment sales	–	–	45.3	(45.3)	–
Restructuring and change-of-control (note 7)	42.2	12.9	9.6	–	64.7
Amortization	101.3	33.2	41.9	–	176.4
Operating earnings (loss)	(75.1)	(56.9)	(17.4)	–	(149.4)
Total assets	1,435.0	518.6	483.2	20.3	2,457.1
Additions to property, plant and equipment	42.8	32.4	10.6	–	85.8

	Year ended December 31, 2006
	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated

Sales to external customers	$918.4	$529.8	$434.3	$–	$1,882.5
Inter-segment sales	–	–	47.2	(47.2)	–
Amortization	94.6	45.8	43.3	–	183.7
Impairment (note 4)	0.5	19.1	3.8	–	23.4
Operating earnings (loss)	9.7	6.9	(12.7)	–	3.9
Total assets	1,355.3	737.8	529.5	18.7	2,641.3
Additions to property, plant and equipment	48.4	34.4	10.4	–	93.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS
(In millions of dollars)

	2008
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total

Canada	$138.0	$58.8	$12.6	$209.4
United States	764.6	261.8	50.6	1,077.0
Asia and Australasia	28.2	71.7	191.6	291.5
Latin America	69.9	70.6	29.5	170.0
Europe and other	0.2	1.0	100.3	101.5
	$1,000.9	$463.9	$384.6	$1,849.4

	2007
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total

Canada	$121.0	$60.7	$14.5	$196.2
United States	712.2	145.7	47.0	904.9
Asia and Australasia	22.7	67.8	242.2	332.7
Latin America	59.9	61.6	36.7	158.2
Europe and other	3.8	2.2	116.6	122.6
	$919.6	$338.0	$457.0	$1,714.6

	2006
Sales by shipment destination:	Specialty printing papers	Newsprint	Pulp	Total

Canada	$104.0	$88.7	$13.9	$206.6
United States	759.3	256.7	37.8	1,053.8
Asia and Australasia	15.6	106.0	201.0	322.6
Latin America	38.5	78.0	55.4	171.9
Europe and other	1.0	0.4	126.2	127.6
	$918.4	$529.8	$434.3	$1,882.5

The accompanying notes are an integral part of the consolidated financial statements.

TABLE OF CONTENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

1.	NATURE OF OPERATIONS

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “Company”) is a significant specialty mechanical printing papers and newsprint producer in North America.  The Company operates in three business segments.

Specialty printing papers	–	Manufacture and sale of mechanical specialty printing papers
Newsprint	–	Manufacture and sale of newsprint.
Pulp	–	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard).

The Company manages its business based on the products that it manufactures and sells to customers.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost.

The primary market for the Company’s paper products is North America.  The primary markets for the Company’s pulp products are Asia and Australasia, and Europe.

Effective January 1, 2008, the Company renamed its specialty paper segment “Specialty Printing Papers” to better reflect the nature of the Company’s specialty paper products.  The name change had no impact on the segment financial information.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  The significant measurement differences are described in note 30, “Reconciliation of Canadian and United States generally accepted accounting principles”.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company’s joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity.  All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties.  The Company consolidates the accounts of VIEs where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(c)	Changes in accounting policies

On January 1, 2008, the Company adopted the following new recommendations of the Canadian Institute of Chartered Accountants (“CICA”):

Handbook Section 3031, “Inventories”, provides more guidance on the measurement and disclosure requirements for inventories.  Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as converted to finished goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment.  The Company adopted this standard with a prospective application.

Upon adoption of this standard, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes.  In addition, the Company reclassified $5.7 million of its maintenance spare parts inventory from “Inventories” to “Property, plant and equipment” on the balance sheet.

Handbook Section 1535, “Capital Disclosures” establishes guidelines for the disclosure of information related to an entity’s objectives, policies and processes for managing capital, quantitative data on what the entity regards as capital and whether the entity has complied with any capital requirement and, if it has not complied, the consequences of such non-compliance (note 3).

Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” enhance existing disclosures in previously issued Section 3861, “Financial Instruments – Disclosures and Presentation”.  The new recommendations under Section 3862, “Financial Instruments – Disclosures” require additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks (note 24(a)).

During 2008, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”.  The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern.  This revision is effective for fiscal years beginning on or after January 1, 2008.  The standard did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.  These new standards, which applied to fiscal years beginning on or after October 1, 2006, introduced new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, established the concept of comprehensive income and rules for reporting it, and established rules for the presentation of equity and changes in equity.  Prior period financial statements were not revised for the adoption of these new standards.  The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt.  This resulted in the adjustment of $2.3 million, net of taxes, to the opening balances of retained earnings on January 1, 2007.

For the year ended December 31, 2008, the Company early adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments.  The Company adopted this standard effective January 1, 2008 and it had no material effect on opening balances.

(d)	Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information.  Actual amounts could differ from estimates.

(e)	Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer and collection is reasonably assured.  Title to products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices.  Customers have no contractual right of return.

(f)	Translation of foreign currencies

The majority of the Company’s sales are denominated in foreign currencies, principally U.S. dollars. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

The Company has a foreign subsidiary that is considered to be self-sustaining.  Accordingly, the foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars are reported as a component of other comprehensive income, as discussed in note 6.

(g)	Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt.  It also uses interest rate swaps to manage its net exposure to interest rate changes.  The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes.  The Company accounts for its derivatives at fair value at each balance sheet date.  Prior to January 1, 2007, the Company used hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments.

The Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed.  Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedge item is recognized.  Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies.  Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”.  The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (“AOCI”) until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.

Price risk associated with the sale of products, primarily NBSK pulp, is managed from time to time through the use of commodity swap agreements.  These contracts are not designated as hedging instruments for accounting purposes, and are reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet.  Changes in fair value are recognized in “Sales”.

Price risk associated with the purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps.  These instruments are not designated as hedges for accounting purposes and are reported at their fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet.  Changes in fair value are recognized in “Cost of sales”.

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars.  The Company has designated a portion of its foreign currency denominated long-term debt as an effective hedge of its self-sustaining subsidiary.  Gains and losses on translation of such debt into Canadian dollars are deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiary. The fair values of these instruments are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value.  Changes in fair value on instruments that are not designated as hedges are recognized in “Foreign exchange gain (loss) on long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps.  These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.  These instruments are designated as fair value hedging instruments.  The effective portion of changes in the fair value of the derivatives are netted in “long-term debt” and the ineffective portion is recognized in “Interest expense, net”.

Cash flows from derivative financial instruments that are designated as hedges and for which hedge accounting does not apply are classified, in general, to “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.  Cash flows resulting from termination of interest rate swaps are classified as investing activities.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at fair value.

(i)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of average cost or net realizable value.  Wood chips, pulp logs and other raw materials are valued at the lower of cost or net realizable value.  For all raw materials to be used in the production of finished goods, net realizable value is determined on an as converted to finished goods basis (note 2(c)). Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated amortization, including asset impairment charges.  Interest costs are capitalized for capital projects in excess of $10 million and having a minimum duration of six months.  Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% − 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	10.0% – 20.0%

During periods of major production interruption on assets with economic lives greater than five years, an obsolescence amount of 50% of normal amortization is charged on manufacturing machinery and equipment.

No amortization is charged on capital projects during the period of construction.  Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the Company, the historical cost less accumulated amortization is netted against the sale proceeds and the difference is included in “Other income (expense), net”.

(k)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(l)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit.  Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to earnings over the estimated future benefit period of the assets.  Expenditures that relate to an existing condition caused by past operations are expensed.  Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(m)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset.  The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life.  The liability is accreted using a credit-adjusted risk-free interest rate.

The Company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation.  That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose.  The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation.  As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate.  As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

(n)	Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral.  Deferred development costs are amortized over the life of the commercial production.

(o)	Deferred financing costs

Deferred financing costs represent the issuance costs of the Company’s long-term debt.  Deferred costs related to the Company’s senior notes are netted against the carrying value of long-term debt on the consolidated balance sheet and amortized using the effective interest rate method over the expected life of the related liability.  Deferred costs related to the Company’s revolving asset based facility are included in “Other assets”.

(p)	Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(q)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the Company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period.  Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense.  Performance and time based share-based payments are amortized over their vesting periods based on management’s best estimate.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

(r)	Income taxes

Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse.  Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(s)	Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid.  Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings during the period that the acquired tax asset is utilized.

(t)	Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service.  These plans include funded and unfunded defined benefit plans and defined contribution plans.  The net periodic benefit cost includes:

-	the cost of benefits provided in exchange for employees’ services rendered during the year;
-	the interest cost of benefit obligations;
-	the expected long-term return on plan assets based on the fair value for all asset classes;
-	gains or losses on settlements or curtailments;
-
the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees (amortized over 5 years for periods prior to December 31, 2008); and

-
the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the average remaining service period of the active employee group covered by the plans, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees (amortized over 5 years for periods prior to December 31, 2008).

The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.

(u)	Earnings per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

(v)	Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

3.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are to efficiently provide for the funding of ongoing operations, interest payments and capital expenditures, while ensuring adequate liquidity and solvency.  The Company aims to minimize its cost of capital while achieving a selected capital structure and credit rating, providing a platform to effectively fund new growth initiatives, and ensuring flexibility in raising capital from multiple sources and markets.

The Company’s capital structure consists of net debt, shareholders’ equity and cash availability through a revolving asset based loan facility.  The Company makes adjustments to the capital structure depending on economic conditions and the financial position and performance of the Company.  In order to maintain or adjust the capital structure, the Company may issue new shares, buy back shares or pay dividends (provided the Company is compliant with its debt covenants), issue new debt, refinance or buy back existing debt, and sell assets to reduce debt.

The Company monitors its capital structure in a number of ways with its target requirements being as follows: (i) net debt to net capitalization of 35-45%, (ii) ratio of net debt to trailing twelve months EBITDA (defined as earnings before interest, taxes, depreciation and amortization, and before specific items) of less than 5.0:1 through a business cycle, (iii) interest coverage (defined as trailing twelve months EBITDA divided by interest) of greater than 2.5:1.  These targets for net debt to EBITDA and interest coverage ratios are those that the Company believes are necessary to achieve a minimum BB/Ba2 corporate credit rating.  The Company also targets re-investment hurdles on capital expenditures of one to three year payback depending on liquidity and outlook.  Net debt comprises total debt less cash on hand.  Net capitalization comprises net debt and shareholders’ equity.  EBITDA is a non-GAAP measure whose nearest GAAP measure is net income.

At December 31, 2008, the Company’s net debt to net capitalization was 52.3% (December 31, 2007 – 44.2%), net debt to trailing twelve months EBITDA was 5.0:1 (December 31, 2007 – 6.7:1) and interest coverage was 2.5:1 (December 31, 2007 – 1.6:1).  The acquisition of the Snowflake mill on April 10, 2008 (note 6), was funded through a combination of an equity rights offering of $121.1 million, net of share issue costs, and a draw on the Company’s revolving operating facility.  The Company is currently meeting its capital structure targets with respect to net debt to EBITDA and interest coverage.  However, the target for net debt to net capitalization is not being met as at December 31, 2008.

4.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  The Company tests for impairment using a two-step methodology:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date, and

(ii)
If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time.  Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2008.  If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

In the fourth quarter of 2008, as a result of a slowdown in the global economy resulting in a decline in demand for the Company’s products, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending.  The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts.  The useful life of the Company’s assets was estimated at 20 years for paper assets and 10 years for pulp assets.  Product sales prices and foreign exchange assumptions for 2009 of CDN$1.00 = US$0.90 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles.  Product sales prices and foreign exchange assumptions  for years 2010 to 2013 were based on forecasts prepared by Resource Information Systems Inc. (“RISI”), an independent external firm.  The foreign exchange assumption was CDN$1.00 = US$0.85 in 2010 declining to CDN$1.00 = US$0.78 by 2013.  Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long term expected foreign exchange rate of  CDN$1.00 = US$0.88.  In addition to the impairment test conducted using RISI and long-term trend assumptions for the years 2010 and beyond, the Company also prepared a second analysis applying significant discounts to the RISI and trend assumptions. In this second analysis, the foreign exchange assumption was CDN$1.00 = US$0.90 for all years and average product pricing was reduced by 7% to 18% in the years 2010 to 2012 when compared to RISI pricing assumptions. In addition, volume assumptions were reduced in each year. In this second analysis, the 5-year average results for 2008 to 2012 were then applied to each subsequent year of the useful life of the assets.  The Company concluded that an impairment charge for the pulp and paper assets, other than the exceptions noted below, was not required as at December 31, 2008 as the estimated undiscounted cash flows in both cases exceeded the carrying values.

During 2008, the Company recorded an impairment charge of $136.4 million on assets related to its Elk Falls pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare parts inventory.  The Elk Falls pulp mill and white top linerboard operation was permanently closed on November 18, 2008 as a result of the ongoing unavailability of sawdust fibre.  In addition, the Company also recorded a $14.6 million asset impairment charge in 2008 on certain specific mill assets that are no longer in use or where the net realizable value has decreased due to the current weak economic environment.

The Company’s No.1 paper machine in Elk Falls (“E1”) was curtailed throughout 2008.  The Company has not recorded an impairment for the indefinite curtailment.  The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow this machine to be placed back into production.  To the extent that conditions do not improve in a reasonable period of time and to the levels necessary to restart the machine, a write-down may result in the future.  As at December 31, 2008, the net book value of E1 and ancillary assets was approximately $25 million.

On January 20, 2009, the Company announced the indefinite curtailment of its No. 1 paper machine in Crofton (“C1”) effective February 1, 2009 until market conditions improve.  As at December 31, 2008, the Company has not recorded an impairment for the indefinite curtailment.  The net book value of C1 and ancillary assets was approximately $12 million at December 31, 2008.

In 2006, the Company recorded an impairment loss of $23.4 million, of which $19.1 million related to the permanent closure of its Port Alberni No. 3 paper machine and ancillary assets, and $4.3 million related to assets that were previously idled and where the Company determined the assets would not be used again in the future. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.

5.	VARIABLE INTEREST ENTITIES

The Company has a 50.0% interest in Powell River Energy Inc. (“PREI”).  The Company consolidates 100% of PREI in accordance with Accounting Guideline 15, “Consolidation of Variable Interest Entities”.  PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in British Columbia with installed capacity of 82 Megawatts.  The Company purchases 100% of the power generated by PREI.  Prior to January 1, 2005, PREI was accounted for using the proportionate consolidation method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI.  In addition, creditors of PREI have recourse limited to the assets in PREI.  Condensed financial information with respect to PREI is as follows:

Years ended December 31	2008	2007	2006

Condensed statement of earnings
Sales – affiliate [1]	$18.6	$19.2	$19.6
Cost of sales	4.9	5.1	5.3
Amortization	3.2	3.3	2.9
	8.1	8.4	8.2
Operating earnings	10.5	10.8	11.4
Interest expense	(7.7)	(8.2)	(8.1)
Interest expense – affiliate [1]	(2.7)	(3.1)	(3.1)
Other expense, net	0.5	(4.2)	(0.3)
Income tax recovery	1.0	4.9	3.0
Net earnings [2]	$1.6	$0.2	$2.9

As at December 31	2008	2007

Condensed balance sheets
Current assets	$3.5	$3.8
Property, plant and equipment	115.6	118.2
	$119.1	$122.0
Current liabilities
Accounts payable and accrued liabilities	$15.3	$17.4
Current portion of long-term debt (note 18)	74.9	0.5
Long-term debt (note 18)	19.5	94.1
Long-term debt – affiliate [1]	21.5	21.5
Future income taxes	19.7	20.7
Shareholders’ deficit [2]	(31.8)	(32.2)
	$119.1	$122.0

[1]	Balances with Catalyst Paper Corporation.
[2]	50% is included in the Company’s non-controlling interest balances.

The Company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or if the entity is a VIE, whether the Company is the primary beneficiary.  The Company has entered into a building lease agreement with this potential VIE whereby the Company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  As at December 31, 2008, the principal amount of the mortgage was $9.6 million (2007 – $10.6 million).  This agreement does not increase the Company’s liability beyond the obligation under the building lease.

6.	ACQUISITION OF SNOWFLAKE RECYCLE NEWSPRINT MILL

On April 10, 2008, the Company completed the acquisition of a recycled newsprint mill in Snowflake, Arizona.  Cash consideration paid was $169.8 million and was financed, in part, through a rights offering resulting in the issuance of 167,069,361 Subscription Receipts and proceeds of $121.1 million, net of share issue costs. The balance of the purchase price for the acquisition was funded by drawings of $48.7 million under the Company's revolving operating facility. Under the rights offering, each holder of record of the Company's common shares as of the close of business on the record date of March 11, 2008 received one Right for each common share held.  Each 1.285 Rights entitled the holder to purchase one Subscription Receipt of the Company for an exercise price of $0.75 per Subscription Receipt.  Each Subscription Receipt was converted into one fully paid common share of the Company concurrent with the closing of the Snowflake acquisition.

The acquisition has been accounted for using the purchase method of accounting.  The following amounts have been assigned to the assets and liabilities acquired, based on an estimate of their fair value as at April 10, 2008, and are subject to revision for twelve months from the date of the acquisition:

Assets acquired
Current assets	$18.1
Property, plant and equipment	169.7
Other assets	0.5
188.3
Liabilities assumed
Current liabilities	(18.1)
Employee future benefits	(0.4)

Fair value of net assets acquired	$169.8

Consideration paid
Cash, including transaction costs	$169.8

The Company’s Snowflake mill is financially and operationally self-sustaining.  Accordingly, the current rate method is used for the translation of its financial statements to Canadian dollars upon consolidation.  Under this method, the assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at the average exchange rate in effect during the period.  Exchange gains and losses arising from the current rate method of translation are deferred in a separate component of accumulated other comprehensive income in shareholders’ equity.  Such gains and losses will be included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has designated a portion of its foreign currency denominated long-term debt as an effective hedge of its self-sustaining foreign subsidiary.  Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiary.

The foreign exchange translation adjustment account reflects the net changes in the respective book values of the Company’s investment in Snowflake due to exchange rate fluctuations since the date of acquisition. Included in the accumulated other comprehensive income in shareholders’ equity at December 31, 2008 was a net foreign exchange gain of $23.9 million, net of tax, related to the revaluation of the debt during the period of hedge effectiveness.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

7.	RESTRUCTURING AND CHANGE-OF-CONTROL COSTS

The Company’s restructuring and change-of-control expenses and related provisions at December 31 were as follows:

	Years ended December 31
	2008	2007

Balance, beginning of year	$28.1	$–
Expensed in year	30.1	64.7
Disbursements	(23.6)	(23.6)
Other non-cash items	–	(0.4)
	34.6	40.7
Less: portion related to employee future benefits	(18.3)	(12.6)
Balance, end of year	$16.3	$28.1
Classification:
Accounts payable and accrued liabilities (note 17)	$14.0	$20.0
Other long-term obligations (note 20)	2.3	8.1
	$16.3	$28.1

2008

In February 2008, the Company reached new labour agreements at its Port Alberni mill, resulting in significant workforce reductions and related early retirement and severance payments.  The agreements have a five-year term, expiring April 2013, and included a commitment by the Company to a $12 million capital upgrade on the thermo-mechanical pulp facility at the mill, and the restart, by mid-year, of its Port Alberni No. 4 paper machine, which had been idled indefinitely since September 2007. The capital upgrade is expected to be completed by May 2009.  For the year ended December 31, 2008, the Company recorded $14.6 million in restructuring costs related to the early retirement and severance program.  Restructuring expenses were recorded in accordance with the Emerging Issues Committee Abstract No. 134, “Accounting for Severance and Termination Benefits”.

In April 2008, the Company announced the indefinite curtailment of Elk Falls paper machine No. 1 due to fibre shortages.  The indefinite curtailment of E1, which was initially temporarily curtailed in September, 2007 due to lack of fibre resulting from the strike by coastal loggers in British Columbia, resulted in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs.  At the same time, the Company also announced manning reductions of 82 positions at its Crofton mill as the mill took steps to improve its overall cost structure.  Costs associated with these restructuring programs are expected to be approximately $4 million.  The Company recorded net restructuring costs of $0.4 million in 2008 associated with these and prior initiatives.

In November 2008, the Company permanently closed its sawdust pulp and white top linerboard operation at its Elk Falls mill due to an ongoing unavailability of sawdust fibre.  This closure resulted in removing 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  Total severance costs associated with this closure are estimated to be approximately $21 million.  The Company recorded severance related restructuring costs of $15.1 million and an asset impairment charge of $136.4 million in 2008 in connection with this closure.

2007

In 2007, the Company announced and implemented, in various phases during the year, a restructuring program which included reductions of approximately 565 positions across the Company, the relocation of the corporate office, and the centralization of certain mill administrative functions.  This plan was substantially completed during 2007 and the Company incurred $58.3 million of restructuring costs, of which $3.0 million was capital related.

In 2007, the Company also expensed $8.3 million for change-of-control payments, pension benefits and stock compensation to the former President and Chief Executive Officer, and the former Vice-President, Finance and Chief Financial Officer, who exercised their rights under change of control agreements and resigned their positions.  These rights were triggered upon the acquisition by Third Avenue Management LLC of control or direction over 37.8% of the Company’s common shares in October, 2006.  In addition, the Company expensed $1.1 million in change-of-control costs related to employee retention agreements that required certain key employees to remain actively employed by the Company for one year following a change-of-control.

8.	INTEREST EXPENSE, NET

The components of interest expense, net, for the years ended December 31 were as follows:

	2008	2007	2006

Interest on long-term debt	$78.0	$71.7	$75.4
Fixed-to-floating interest rate swaps	(2.9)	–	(1.2)
Other	0.3	0.1	0.9
	75.4	71.8	75.1
Capitalized interest	(0.1)	(0.2)	–
Interest income	(0.3)	(0.9)	(1.3)
	$75.0	$70.7	$73.8

9.	OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, for the years ended December 31 were as follows:

	2008	2007	2006

Termination fee on closure of corrugating machine at Snowflake	$2.0	–	–
Gain (loss) on disposal of property, plant and equipment	0.4	$(13.6)	$1.1
Financing expenses	–	(1.2)	–
Other	0.1	(0.5)	0.7
	$2.5	$(15.3)	$1.8

10.	INCOME TAXES

The components of income tax recovery for the years ended December 31 were as follows:

	2008	2007	2006

Current	$1.7	$0.7	$2.1
Future	(86.6)	(78.3)	(33.2)
Release of future taxes related to reduction in corporate income tax rates	(6.9)	(22.4)	(22.9)
	$(91.8)	$(100.0)	$(54.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2008		2007		2006

Income tax recovery at Canadian statutory income tax rates	$(96.8)	31.0%	$(44.7)	34.0%	$(23.3)	34.1%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	13.8	(4.4)	(14.9)	11.3	0.8	(1.2)
Difference in foreign tax rate	(4.3)	1.4	(1.7)	1.3	(1.8)	2.6
Release of future income taxes related to reduction in corporate income tax rates	(6.9)	2.2	(22.4)	17.0	(22.9)	33.5
Change in the future income tax estimate	-	-	(14.4)	11.0	(4.5)	6.6
Adjustment to deferred credits	(2.7)	0.8	(2.3)	1.7	1.0	(1.4)
Large corporations tax	-	-	–	–	(0.3)	0.4
Other	5.1	(1.6)	0.4	(0.3)	(3.0)	4.4
Income tax recovery	$(91.8)	29.4%	$(100.0)	76.0%	$(54.0)	79.0%

The tax effects of temporary differences that give rise to significant future tax assets were as follows at December 31:

	2008	2007

Future income tax assets
Non-capital losses and temporary differences related to working capital	$21.7	$5.0
Employee future benefits	4.5	0.6
	26.2	5.6
Valuation allowance	–	(1.9)
	$26.2	$3.7

Classification:
Prepaids and other (note 14)	$26.2	$–
Other assets (note 16)	–	3.7
	$26.2	$3.7

The tax effects of temporary differences that give rise to significant future tax liabilities were as follows at December 31:

Future income tax liabilities
Property, plant and equipment	$184.2	$229.2
Non-capital loss carry-forwards	(79.7)	(77.0)
Employee future benefits	(50.7)	(54.2)
Other	8.3	54.0
	62.1	152.0
Valuation allowance	4.7	2.2
	$66.8	$154.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

11.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2008	2007	2006

Net earnings (loss) reported	$(221.1)	$(31.6)	$(15.9)
Weighted average shares used in computation of basic earnings per share (in millions)	336.1	214.7	214.6
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	336.1	214.7	214.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.66)	$(0.15)	$(0.07)

12.	ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2008	2007

Trade receivables	$206.6	$197.0
Less: Allowance for doubtful accounts	(3.2)	(2.8)
	203.4	194.2
Sales taxes receivable	3.0	8.3
Other receivables	15.3	10.6
	$221.7	$213.1

13.	INVENTORIES

The components of inventories at December 31 were as follows:

	2008	2007

Finished goods
Specialty printing papers	$25.6	$40.6
Newsprint	8.7	10.3
Pulp	18.8	24.3
Total finished goods	53.1	75.2
Work-in-progress	1.7	1.5
Raw materials – wood chips, pulp logs and other	46.1	41.0
Operating and maintenance supplies and spare parts	110.5	118.0
	$211.4	$235.7

At December 31, 2008, the Company had applied write-downs of $2.7 million (2007 – $2.6 million) to finished goods inventory and $9.6 million (2007 – $nil) to raw materials inventory (note 2(c)).  At December 31, 2008, inventory carried at NRV consisted of $18.8 million of pulp and white top linerboard finished goods inventory, of which $17.9 million related to pulp and $0.9 million related to white top linerboard.  At December 31, 2007, inventory carried at NRV consisted of $40.7 million of finished goods paper inventory, of which $30.4 million related to specialty printing papers and $10.3 million related to newsprint.

For the year ended December 31, 2008, the Company recorded an expense of $5.9 million (2007 – $1.8 million, 2006 – $2.0 million reversal) related to the write-down of inventories to NRV.  This comprised of a $12.3 million charge (2007 – $nil, 2006 – $2.8 million reversal) related to pulp inventory, and a reversal of $2.9 million (2007 – $0.5 million charge, 2006 – $0.8 million charge) and $3.5 million (2007 – $1.3 million charge, 2006 – $nil) related to specialty printing papers and newsprint inventories, respectively.  The reversal of inventory write-downs was a result of improved NRVs for specialty printing papers and newsprint in 2008 compared to December 31, 2007.

14.	PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2008	2007

Future income tax assets (note 10)	$26.2	$–
Derivative financial instruments	1.3	32.0
Property taxes, insurance and licences	2.1	3.7
Other	3.2	5.0
	$32.8	$40.7

15.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 were as follows:

	2008
	Cost	Accumulated amortization	Net book value

Buildings and land
Specialty printing papers and newsprint	$556.4	$229.3	$327.1
Pulp	141.2	111.8	29.4
Machinery and equipment
Specialty printing papers and newsprint	2,708.0	1,369.1	1,338.9
Pulp	862.3	705.7	156.6
	$4,267.9	$2,415.9	$1,852.0

	2007
	Cost	Accumulated amortization	Net book value

Buildings and land
Specialty printing papers and newsprint	$464.9	$163.8	$301.1
Pulp	124.4	68.1	56.3
Machinery and equipment
Specialty printing papers and newsprint	2,561.0	1,295.0	1,266.0
Pulp	885.4	596.0	289.4
	$4,035.7	$2,122.9	$1,912.8

During 2008, the Company recorded $151.0 million in asset impairment charges, of which $136.4 million related to assets at Elk Falls pulp mill and white top linerboard operations, and $14.6 million related to specific assets that were no longer in use or where the NRV has decreased.  On a segmented basis, $136.7 million related to pulp assets, $2.5 million related to newsprint assets, and $11.8 million related to specialty printing papers assets.

During 2008, interest of $0.1 million (2007 - $0.2 million) was capitalized in connection with capital projects.

At December 31, 2008, a net carrying amount of $7.4 million (2007 – $8.3 million) included in machinery and equipment is held under capital leases, $10.0 million for cost (2007 – $10.4 million) and $2.6 million for accumulated amortization (2007 – $2.1 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

16.	OTHER ASSETS

The components of other assets at December 31 were as follows:

	2008	2007

Accrued benefit asset – pension plan (note 19)	$31.0	$16.6
Derivative financial instruments	34.7	5.0
Non-controlling interest (note 5)	15.9	16.1
Deferred charges and other	13.8	13.4
Deferred financing costs	5.1	–
Future income tax assets (note 10)	–	3.7
	$100.5	$54.8

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2008	2007

Trade payables	$115.3	$135.7
Accrued payroll and related liabilities	66.9	74.9
Restructuring and change-of-control (note 7)	14.0	20.0
Accrued benefit obligation – pension plan (note 19)	7.3	5.5
Accrued benefit obligation – other employee future benefit plans (note 19)	6.7	6.7
Derivative financial instruments	30.2	0.2
Accrued interest	10.9	9.2
Other	18.1	16.0
	$269.4	$268.2

18.	LONG-TERM DEBT

The Company’s long-term debt at December 31 was as follows:

	2008	2007

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$485.1	$388.9
Senior notes, 7.375% due March 2014 (US$250.0 million)	306.9	246.6
	792.0	635.5
Revolving asset based loan facility of up to $330.0 million due August 2013	60.1	–
Revolving operating facility of up to $350.0 million due July 2009	–	47.1
Capital lease obligations	12.2	8.6
	864.3	691.2
Non-recourse
First mortgage bonds, 6.387% due July 2009	74.9	74.6
Subordinated promissory notes	19.5	19.5
Short-term loan payable	–	0.5
	94.4	94.6
Total debt	958.7	785.8
Less: Current portion	(75.8)	(1.2)
	$882.9	$784.6

On August 13, 2008, the Company replaced its $350.0 million revolving operating facility maturing 2009 with a new $330.0 million revolving asset based loan facility (“ABL Facility”) maturing August 2013.  The ABL Facility will provide for ongoing working capital and capital expenditure requirements as well as for general corporate purposes.  Collateral provided consists of all accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company’s Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.

Borrowings under the ABL Facility bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base/prime rates, plus a margin that varies with the average excess availability on the ABL Facility.  The interest rates on borrowings under the old and the new facilities averaged 5.8% in 2008 (2007 – 7.3%).  A commitment fee at an applicable margin applies to the undrawn portion of the ABL Facility.

The ABL Facility includes financial covenants to a) maintain shareholders’ equity above $639.0 million as at December 31, 2008, b) maintain excess availability above $35 million and c) to not make capital expenditures in excess of 120% of the Company’s annual budget.  The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  At December 31, 2008, as calculated under the ABL Facility, shareholders’ equity was $870.0 million (2007 – $988.6 million).  The borrowing base at December 31, 2008 was $263.3 million and after drawings of $60.1 million, and outstanding letters of credit of $27.9 million, $175.3 million was available to the Company, in addition to cash on hand of $5.0 million.

The indentures and agreements governing the Company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  At December 31, 2008, the Company was in compliance with the covenants under both its ABL Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.1:1 at December 31, 2008 (December 31, 2007 – 0.8:1).  While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes a) the Company’s existing 8.625% notes and 7.375% notes, b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, c) purchase money debt and capital lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $109.8 million and negative $84.8 million, respectively, as at December 31, 2008, as a result of accumulated losses in recent years (December 31, 2007 – negative $189.0 million and negative $164.0 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by PREI.  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.  The Company has reclassified its non-recourse debt of $74.9 million to current liabilities on its balance sheet as at December 31, 2008.  It is anticipated that PREI will refinance this debt prior to its maturity in July 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Scheduled total debt repayments

	Recourse debt	Non-recourse debt (PREI)

2009	$1.0	$75.0
2010	1.0	–
2011	490.9	–
2012	4.0	–
2013	64.0	–
Thereafter	307.5	19.5
	$868.4	$94.5

Fair value of total debt

The following estimated fair values of the Company’s total debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2008	2007

Recourse	$414.3	$573.9
Non-recourse (PREI)	95.8	96.5
	$510.1	$670.4

19.	EMPLOYEE FUTURE BENEFITS

Description of benefit plans

The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.

The Company also maintains pension benefits for former hourly employees that are not covered by union pension plans.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2008, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans, was $38.9 million (2007 – $36.2 million).

Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee.  The pension expense for these plans is equal to the Company’s contribution of $15.5 million in 2008 (2007 – $17.2 million; 2006 – $18.0 million).

Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year.  The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2007, and the next required valuation will be as of December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Change in accrued defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Accrued benefit obligations at beginning of year	$375.8	$376.5	$219.4	$227.6
Service cost for the year	5.2	5.3	4.6	5.1
Interest cost	19.3	18.2	11.5	11.4
Employee contributions	0.5	0.4	–	–
Benefit payments	(29.8)	(29.8)	(6.7)	(6.4)
Recognition of restructuring program (note 7)	7.5	12.6	–	–
Prior service (credits) costs	5.1	–	–	–
Actuarial loss (gain) and other adjustments	(49.3)	(7.4)	(65.1)	(18.3)
Accrued benefit obligations balance at end of year	$334.3	$375.8	$163.7	$219.4

Change in fair value of defined benefit plan assets

The following table represents the change in the fair value of assets of the defined benefit plans:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Fair value of defined benefit plan assets at beginning of year	$276.4	$283.5	$–	$–
Actual return on plan assets	(54.6)	(1.1)	–	–
Employee contributions	0.5	0.4	–	–
Company contributions	26.7	24.4	6.7	6.4
Other	1.4	(1.0)	–	–
Benefit payments	(29.8)	(29.8)	(6.7)	(6.4)
Fair value of defined benefit plan assets at end of year	$220.6	$276.4	$–	$–

The asset allocation for the Company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2008	2007

Equity securities	52.6%	60.5%
Fixed income securities	47.4%	39.5%
Total	100.0%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2008 and 2007.  This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets.  This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes.  Deferred recognition is a key element of the Canadian GAAP pension accounting.  This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

As at December 31, 2008, there was a total funding deficit of $113.7 million (2007 – $99.4 million) in the Company’s various defined benefit pension plans.  Of this amount, $53.0 million (2007 – $40.3 million) related to funded defined benefit pension plans and $60.7 million (2007 – $59.1 million) to “pay-as-you-go” unfunded defined benefit pension plans.  In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $163.7 million at December 31, 2008 (2007 – $219.4 million).

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Accrued benefit obligation at end of year	$334.3	$375.8	$163.7	$219.4
Fair value of plan assets at end of year	220.6	276.4	–	–
Funded status-deficit	(113.7)	(99.4)	(163.7)	(219.4)
Unrecognized prior service (credits) costs	5.2	–	(1.5)	(1.7)
Unrecognized actuarial (gains) losses	86.7	68.2	(22.6)	45.0
Accrued benefit obligation recognized in the consolidated balance sheets	$(21.8)	$(31.2)	$(187.8)	$(176.1)

Classification of accrued obligations

The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Other assets (note 16)	$31.0	$16.6	$–	$–
Accounts payable and accrued liabilities (note 17)	(7.3)	(5.5)	(6.7)	(6.7)
Employee future benefits	(45.5)	(42.3)	(181.1)	(169.4)
	$(21.8)	$(31.2)	$(187.8)	$(176.1)

Components of net periodic benefit cost recognized in the year

Pension benefit plans	2008	2007	2006

Defined benefit costs
Service cost for the year	$5.2	$5.3	$6.9
Interest cost	19.3	18.2	17.8
Actual return on assets	54.6	1.1	(37.7)
Actuarial (gain)/loss	(51.5)	(9.0)	14.2
Prior service costs	5.1	–	–
Settlement loss	–	0.5	–
Recognition of restructuring program (note 7)	7.5	12.6	–
Difference between actual and expected return	(73.9)	(20.7)	20.3
Difference between actual and recognized actuarial (gain)/loss and other	56.4	11.6	(7.7)
Difference between actual and recognized prior service costs	(5.1)	–	–
	17.6	19.6	13.8
Defined contribution cost
Service cost for the year	5.5	5.3	5.5
Net periodic benefit cost for pension benefit plans	$23.1	$24.9	$19.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Other benefit plans	2008	2007	2006

Defined benefit costs
Service cost for the year	$4.6	$5.1	$5.6
Interest cost	11.5	11.4	10.9
Actuarial (gain)/loss	(66.2)	(18.3)	0.4
Difference between actual and recognized actuarial (gain)/loss and other	68.0	21.5	3.0
Difference between actual and recognized prior service (credits) costs	(0.2)	(0.2)	(0.2)
Net periodic benefit cost for other benefit plans	$17.7	$19.5	$19.7

Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	2008	2007

Benefit obligations at December 31,
Discount rate	7.00%	5.25%
Rate of compensation increase	2.50%	2.50%
Net benefit cost for year ended December 31,
Discount rate	5.25%	5.00%
Rate of compensation increase	2.50%	3.00%
Expected rate of return on plan assets	7.00%	7.00%
Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%
Dental benefits
Dental care cost trend rate	4.0%	4.00%
Medical services plan benefits
Premium trend rate	2.0%	2.00%

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A 1% change in assumed health care cost rates would have the following effects for 2008:

	Other benefit plans
	Increase	Decrease

Total of service and interest cost	$3.3	$(2.7)
Accrued benefit obligation at December 31	$26.5	$(22.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

20.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations at December 31 were as follows:

	2008	2007

Restructuring and change-of-control liabilities (note 7)	$2.3	$8.1
Forward foreign currency contracts hedging long-term debt	–	5.4
Environmental and remedial	6.8	9.2
Other	4.2	4.2
	$13.3	$26.9

21.	DEFERRED CREDITS

Continuity of deferred credits for the years ended December 31 was as follows:

	2008	2007

Beginning of year	$21.7	$25.5
Adjustment related to utilization of acquired tax losses	(2.7)	(2.3)
Adjustment resulting from reduction in corporate income tax rates	(0.4)	(1.5)
End of year	$18.6	$21.7

22.	SHARE CAPITAL

(a)	Authorized

The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b)	Issued and outstanding

	2008		2007
	Shares	$	Shares	$
Issued and outstanding:
Common shares	381,753,490	1,035.0	214,684,129	913.9

23.	STOCK-BASED COMPENSATION PLANS

(a)	Details of stock-based compensation expense:

	2008	2007	2006

Stock option awards	$1.0	$2.4	$2.0
Restricted share units	1.5	0.8	–
Deferred share units	0.2	0.2	0.9
	$2.7	$3.4	$2.9

(b)	Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. The Plan provides for the issuance of up to a maximum of 12.0 million common shares.

Options granted, other than those granted pursuant to the Company’s mid and long-term incentive plan, have a maximum term of ten years.  These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, for all options other than those granted on March 28, 2007, the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that time.  In general, market price for options is determined by the weighted average price per share for all sales of common shares on Toronto Stock Exchange (“TSX”) during the five consecutive trading days preceding the date on which a determination of market price is required under the Plan.  However, market price for options granted annually to the Company’s directors under the director compensation program is set 25% above the market price as calculated above.

The Company has granted stock options to its key executives that are time and performance based.  These options vest on December 31, 2009 subject to certain conditions being met.  50% of the total number of stock options will vest if the executive remains employed with the Company on December 31, 2009, subject to a minimum return on capital employed benchmark.  The remaining 50% of the options will vest subject to the achievement of a relative return on capital employed compared to that of an industry peer group.  These options have a term of seven years.

The Company applies the fair value-based method for recording share options granted to directors, officers and employees.  Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period.  Compensation expense related to performance-based options has been based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006

Risk-free interest rate	3.8%	4.5%	4.0%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	40.0%	30.5%	30.6%
Expected option life (in years)	8.5	7.0	4.0
Average fair value of options granted (in dollars)	$0.51	$1.25	$1.02

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option.  The Company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.  Forfeitures were recognized as they occurred.

Changes in the number of options outstanding during the years ended December 31, were as follows:

	2008		2007		2006
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)

Beginning of year	3,964,024	$3.43	8,171,000	$4.35	8,409,500	$5.00
Granted	2,691,891	1.23	1,984,624	3.20	1,836,000	3.37
Exercised	–	–	(80,009)	3.31	–	–
Expired or cancelled	(811,931)	3.42	(6,111,591)	4.58	(2,074,500)	6.08
End of year	5,843,984	2.42	3,964,024	3.43	8,171,000	4.35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average remaining option life (years)	Weighted average range of exercise price (in dollars)	Number of options	Weighted average range of exercise price (in dollars)	Accelerated price (in dollars)

$1.15 - $1.95	2,691,891	7.5	$1.23	–	$–	$–
$3.06 - $3.30	1,734,093	5.8	3.08	143,334	3.24	4.66
$3.31 - $3.77	875,500	6.6	3.50	724,500	3.52	5.03
$4.39 - $4.57	542,500	6.1	4.45	422,500	4.42	5.41
	5,843,984	6.7	$2.42	1,290,334	$3.78	$5.11

(c)	Restricted share units

The Company has established a Restricted Share Unit Plan for its directors and key executives.  Under the terms of this plan, senior executives are eligible to incentive remuneration paid to them in the form of restricted share units (“RSUs”).  Each RSU, once vested, entitles the holder to receive one common share of the Company.  The fair value of RSUs is based on the market value of the Company’s shares on the day of the grant.

RSUs vest in accordance with terms determined by the Company, which may be based on, among other things, one or more of the following factors: (i) the return to shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the Corporation; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Company may apply to RSUs are intended to strengthen the link between the Corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal.

Compensation expense related to performance-based RSUs is based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”

Changes in the number of outstanding RSUs during the year ended December 31, 2008 were as follows:

	Number of shares	Weighted average fair value at grant date (in dollars)

Beginning of year	1,686,307	$3.20
Granted	755,785	1.05
Expired or cancelled	(163,072)	(3.11)
End of year	2,279,020	$2.94

(d)	Deferred share unit plan

The Company has established a deferred share unit (“DSU”) plan for its directors.  Under the terms of this plan, directors may elect to receive their annual cash remuneration in DSUs, cash or a combination thereof.  Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the 10 consecutive trading days prior to the issuance date of the DSU.  A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares.  A director may elect the date of redemption by filing an irrevocable written election with the Company no later than December 15 of the calendar year commencing immediately after the director’s termination date.  The value will be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld.  Liabilities related to this plan are recorded in “Accounts payable and accrued liabilities”.  As at December 31, 2008, 646,119 DSUs were outstanding under this plan (2007 – 365,188 DSUs) and approximately $0.3 million was payable (2007 – $0.6 million).

24.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Cash and cash equivalents are designated as held for trading and recorded at fair market values.  Accounts receivable are designated as loans and receivables and are recorded at amortized cost.  Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost.  The Company has no non-derivative financial instruments classified as available for sale or held to maturity.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The Company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Board of Directors and Audit Committee have approved a policy to manage the risks from the use of derivatives.  This policy provides objectives for, and limits on the use of derivatives.  Derivative positions are reported to the Audit Committee quarterly.  Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements.  A Financial Risk Committee of management meets monthly to review outstanding positions and authorize ongoing or additional hedge placements under the policy.  Periodic reviews of internal controls related to financial risk management are performed by internal audit.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  This risk derives principally from the Company’s receivables from customers and derivative counterparties.

Accounts Receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses.  The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits.  The Company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Aging of receivables at December 31 were as follows:

	2008	2007
Trade receivables, gross
Current	$177.8	$164.8
Past due 1-30 days	24.5	29.7
Past due 31-90 days	4.0	2.0
Past due over 90 days	0.3	0.5
	206.6	197.0
Allowance for doubtful accounts	(3.2)	(2.8)
Trade receivables, net	203.4	194.2
Other receivables, including GST recoverables	18.3	18.9
Accounts receivable (note 12)	$221.7	$213.1

The movement in the allowance for doubtful accounts in respect of trade receivables during the years ended December 31 were as follows:

	2008	2007

Balance, beginning of year	$2.8	$3.1
Increase in provision	3.1	–
Utilized in the year	(2.7)	(0.3)
Balance, end of year (note 12)	$3.2	$2.8

The Company has experienced larger bad debt expense in 2008 as a result of deteriorating economic conditions and the difficult refinancing environment.

Derivatives

The Company is also exposed to credit risk with counterparties to the Company’s derivative financial instruments.  The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a cost to replace a defaulted transaction.  The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk: The Company is exposed to the risk that future cash flows will fluctuate as substantially all of the Company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars.  The Company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars.  The Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The Company’s hedging policy for anticipated sales and accounts receivable includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the account receivable.

The Company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure.  Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk: The Company’s policy allows for hedges of newsprint, pulp, and white top linerboard to be placed on anticipated sales and hedges of old newsprint to be placed on anticipated purchases.  As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas.  The outstanding hedge positions are not significant and the price risk associated with the Company’s commodity hedges, for pulp and white top linerboard outputs, is de minimus.

Interest rate risk: The fair value of the Company’s fixed rate debt or the future cash flows of variable rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates.  The Company policy is to keep the majority of its term debt on a fixed rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt

			Effect from increase in rate or price		Effect from decrease in rate or price
As at December 31, 2008	Currency and notional amount	Change in rate or price	Net earnings	Other comprehensive income	Net earnings	Other comprehensive income
	($millions)		($millions)	($millions)	($millions)	($millions)

Revenue hedges – currency risk (US$/C$)	US$570	5%	5.9	6.8	(6.4)	(7.4)

Revenue hedges – price risk (commodities)	US$11	5%	(0.4)	–	0.4	–

Oil and natural gas hedges – price risk (commodities)	C$4	5%	0.1	–	(0.1)	–

Old newspaper (“ONP”) hedges – price risk (commodities)	US$3	5%	0.1	–	(0.1)	–

U.S. debt hedges – currency risk (US$/C$)	US$190	10%	(6.1)	–	7.1	–

ABL Facility – interest risk (annualized)	C$60	100 bps	(0.4)	–	0.4	–

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs.  The Company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity.  Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions.  The internal forecasts include borrowing base availability and covenant compliance.  The Company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
		Average rate		Average rate		Average rate
Term	US$millions	US$/C$	US$millions	US$/C$	US$millions	US$/C$
As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	0.8877	–	–
	$556	0.9565	$312	0.8812	$14	0.7805
As at December 31, 2007
0 to 12 months	$496	0.9688	$106	0.9190	$47	1.0001
13 to 24 months	38	1.0355	–	–	–	–
	$534	0.9733	$106	0.9190	$47	1.0001

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in AOCI, a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At December 31, 2008, instruments having a notional principal of US$425 million are designated as hedging instruments.  At year-end exchange rates, the net amount the Company would pay to settle the above contracts and options is $26.9 million (December 31, 2007 – positive $32.9 million).

At December 31, 2008, commodity swap agreements are outstanding to fix the sales price of 3,500 metric tonnes of NBSK pulp within the next three months and 1,500 short tons of white top linerboard within the next six months.  In addition, a commodity swap agreement to fix the sales price of newsprint and purchase price of ONP within the next eleven months is outstanding for 11,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was $0.6 million at the end of the year (December 31, 2007 – negative $1.0 million).

(c)	Cost risk management instruments

	Options
	Sold		Purchased
Term	GJ (millions)	Average rate C$/GJ	GJ (millions)	Average rate C$/GJ

As at December 31, 2008
	0.5	$7.63	0.5	$8.00

As at December 31, 2007
	0.6	$6.07	1.0	$7.98

The above instruments are not designated as hedging instruments for accounting purposes.  At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.8 million (December 31, 2007 - $0.2 million).

The Company had no oil contracts and options outstanding at December 31, 2008.  Oil contracts and options outstanding at December 31, 2007 were not significant.

At December 31, 2008, commodity swap agreements to fix the purchase price of ONP within the next ten months are outstanding for 40,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.9 million at the end of the year.  The Company had no such swap agreements outstanding at December 31, 2007.

(d)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$190 million (December 31, 2007 – US$228 million) over a six-year period at rates averaging US$/C$0.9334.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, the net amount the Company would receive to settle these contracts is $34.2 million (December 31, 2007 – negative $5.4 million).

(e)	Interest rate swaps

The Company has no fixed-to-floating interest rate swaps outstanding at December 31, 2008.

During the year ended December 31, 2008, the Company unwound its fixed-to-floating interest rate swap contracts for notional US$80 million for proceeds of $7.6 million.  The effective portion of changes in the fair value of these derivatives was netted in “Long-term debt” and the ineffective portion was recognized in “Interest expense, net”.

(f)	Fair value of financial instruments

The carrying value of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

25.	RELATED PARTY TRANSACTIONS

Related parties include Third Avenue Management LLC (“TAM”), which has control or direction over a significant number of the Company’s common shares since October 2006.  In 2008, TAM acquired an additional 59,856,422 common shares in connection with the rights offering related to the acquisition of Snowflake.  The Company did not undertake any transactions with TAM during the year ended December 31, 2007.

Related parties also included Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates, up to February 16, 2006 when Norske Skog disposed of its 29.4% interest in the Company.

Transactions or balances with these related parties not otherwise disclosed in these financial statements were as follows:

	2008	2007	2006

Norske Skog
Selling, general and administrative	$–	$–	$0.2

In prior years, the Company acquired from wholly-owned subsidiaries of Fletcher Challenge Limited, now subsidiaries of Norske Skog, companies with tax losses.  The purchase price of these companies is subject to adjustment under certain conditions.  At December 31, 2008, there was no outstanding balance with respect to such adjustments (2007 – $nil; 2006 – $nil).  During 2006, the Company collected $4.3 million in respect of the adjustments.

The Company undertakes certain transactions with companies affiliated with its directors.  These transactions are in the normal course of business and are on the same terms as those accorded to third parties.  During 2008, the Company paid aggregate fees of approximately $10.0 million (2007 – $8.7 million; 2006 – $0.4 million) primarily for obligations under a building lease, for services related to trucking chips and sawdust, and for other consulting services to companies affiliated with directors of the Company.  In addition, the Company paid $nil (2007 – $0.7 million; 2006 – $3.9 million) primarily for chemicals used in the manufacturing process to a company affiliated with a former officer and director of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

26.	COMMITMENTS

(a)	The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2009	$10.3
2010	9.0
2011	8.4
2012	6.1
2013	5.7
Subsequent years	28.0
$67.5

The total lease expense amounted to $11.9 million in 2008 (2007 – $12.3 million; 2006 – $13.0 million).

(b)
The Company has entered into a six-year take-or-pay contract for the purchase of recycled paper used in the production of its paper products.  The agreement, effective May 1, 2006, provides for minimum purchase quantities of recycled paper and prices are based on market rates at the beginning of each month.  Total purchases in 2008 amounted to $2.4 million (2007 – $2.1 million).  At current market rates, the Company is expected to pay approximately $1.9 million per year for the duration of the contract.

27.	GUARANTEES AND INDEMNITIES

The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts.  Significant existing indemnities are as follows:

(a)
The Company sold a portion of its operations in June 2001.  In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million.  This liability has subsequently been reduced by expenditures related to certain decommissioning projects.  The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

(b)
In connection with the acquisition of the Company’s paper recycling operation in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors.  Liability under these indemnities expired in November 2008, except that the indemnity related to title to the shares does not expire.  The Company does not expect any significant claims with respect to this indemnity.  The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings.  The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.  The Company is not liable for pre-existing environmental conditions.

(c)
The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 5).  As at December 31, 2008, the value of the mortgage was $9.6 million (2007 – $10.6 million).  This agreement does not increase the Company’s liability beyond the obligation under the building lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

28.	CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others.  While the final outcome with respect to actions outstanding or pending as at December 31, 2008, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.

The Company is party to a 20-year Energy Services Agreement with Island Cogeneration No.2 Inc. (“ICP”), the owner of a cogeneration facility at the Company’s Elk Falls mill site.  The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001. Due to the unavailability of sawdust fibre from the Company’s traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, the Company is currently unable to take steam from the ICP facility.  Accordingly, the Company declared force majeure by notice to ICP effective November 30, 2008.  ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue. The arbitration schedule is not yet known, however the arbitration hearing may commence at some point in the latter part of 2009.  Under the agreement, the Company has certain obligations to attempt to counter its inability to take the steam and it is exploring possible alternatives in this regard.  The proceedings are in their early stages and the Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated.  Should the ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result.  The Company expects in any event to incur significant legal fees in connection with this matter.  As at December 31, 2008, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $4 million.  The Company estimates that the monthly cost of the steam that it is unable to take due to the force majeure event is approximately $1.0 million to $1.5 million.

29.	ACCOUNTING POLICY DEVELOPMENTS

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” which replaced existing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”.  The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company does not have any goodwill and intangible assets on its balance sheet and as such does not expect this standard to have an impact on the Company’s consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board confirmed its decision requiring all publicly accountable entities to report under International Financial Reporting Standards (“IFRS”).  This decision establishes standards for financial reporting with the aim of consistency in the global marketplace. These standards are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  The Company has completed an initial scoping phase which involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation.  Detailed assessment of significant differences is provided in the Company’s 2008 annual Management’s Discussion and Analysis.   As an alternative, the Company is also considering the implications of a transition to U.S. GAAP and expects to make a final determination during 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

30.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP.  The following are the significant differences in accounting principles as they pertain to the consolidated earnings and consolidated balance sheets:

Net earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007	2006

Net earnings (loss) as reported under Canadian GAAP	$(221.1)	$(31.6)	$(15.9)
U.S. dollar revenue hedges (a)	–	–	(9.4)
U.S. dollar long-term debt hedges (b)	–	–	(0.7)
Fixed-to-floating interest swaps (c)	–	–	(0.8)
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	–	–
Income tax impact effect of rate change	(1.1)	(4.9)	1.1
Net earnings (loss) in accordance with U.S. GAAP	(219.8)	(36.5)	(25.7)
Other comprehensive income:
Other comprehensive income in accordance with Canadian GAAP (e)	(18.5)	14.3	–
Reclass of amortization of employee future benefits included in pension cost, net of future income taxes of $3.6 million (2007 - $5.1 million)	10.3	13.9	–
Employee future benefits liability adjustment, net of future income taxes of $8.1 million (2007 - $2.2 million)	22.8	(5.8)	–
Minimum pension liability adjustment, net of future income taxes of $nil (2006 – $3.6 million) (e)	–	–	7.9
Reclassification of effective portion of U.S. dollar hedges on de-designation, net of future income taxes of $nil (2006 – $5.2 million) (a)	–	–	(11.3)
Effective portion of U.S. dollar revenue hedges, net of future income taxes of $nil (2006 – $2.8 million) (a)	–	–	6.1
Comprehensive income (loss) in accordance with U.S. GAAP	$(205.2)	$(14.1)	$(23.0)
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	(0.65)	(0.17)	(0.12)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	336.1	214.7	214.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

The following table presents the consolidated statements of earnings under Canadian and U.S. GAAP:

	Years ended December 31,
	2008		2007		2006
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Sales	$1,849.4	$1,849.4	$1,714.6	$1,714.6	$1,882.5	$1,873.2
Operating expenses
Cost of sales	1,613.0	1,613.0	1,574.6	1,574.6	1,609.3	1,609.3
Selling, general and administrative	46.9	46.9	48.3	48.3	62.2	62.2
Restructuring and change-of-control	30.1	30.1	64.7	64.7	–	–
Amortization	165.8	165.8	176.4	176.4	183.7	183.7
Impairment	151.0	151.0	–	-	23.4	23.4
	2,006.8	2,006.8	1,864.0	1,864.0	1,878.6	1,878.6
Operating earnings (loss)	(157.4)	(157.4)	(149.4)	(149.4)	3.9	(5.4)
Interest expense, net	(75.0)	(75.0)	(70.7)	(70.7)	(73.8)	(74.6)
Foreign exchange gain (loss) on long-term debt	(82.2)	(82.2)	103.9	103.9	(0.3)	(1.0)
Other income (expense), net	2.5	4.9	(15.3)	(15.3)	1.8	1.8
Earnings (loss) before income taxes and non-controlling interest	(312.1)	(309.7)	(131.5)	(131.5)	(68.4)	(79.2)
Income tax recovery	(91.8)	(90.7)	(100.0)	(95.1)	(54.0)	(55.0)
Net earnings (loss) before non-controlling interest	(220.3)	(219.0)	(31.5)	(36.4)	(14.4)	(24.2)
Non-controlling interest	(0.8)	(0.8)	(0.1)	(0.1)	(1.5)	(1.5)
Net earnings (loss)	$(221.1)	$(219.8)	$(31.6)	$(36.5)	$(15.9)	$(25.7)
Other comprehensive income	(18.5)	14.6	14.3	22.4	–	2.7
Comprehensive income (loss)	$(239.6)	$(205.2)	$(17.3)	$(14.1)	$(15.9)	$(23.0)
Basic and diluted earnings (loss) per share (in dollars)	$(0.66)	$(0.65)	$(0.15)	$(0.17)	$(0.07)	$(0.12)
Weighted average common shares outstanding (in millions)	336.1	336.1	$214.7	$214.7	214.6	214.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007

Property, plant and equipment – Canadian GAAP	$1,852.0	$1,912.8
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	–
Property, plant and equipment – U.S. GAAP	$1,854.4	$1,912.8

Other assets – Canadian GAAP	$100.5	$54.8
Employee future benefits (e)	(30.8)	(17.1)
Deferred financing costs (g)	11.2	14.4
Other assets – U.S. GAAP	$80.9	$52.1

Long-term debt – Canadian GAAP	$882.9	$784.6
Deferred financing costs (g)	11.2	14.4
Long-term debt – U.S. GAAP	$894.1	$799.0

Employee future benefits – Canadian GAAP	$226.6	$211.7
Employee future benefits (e)	36.6	95.1
Employee future benefits – U.S. GAAP	$263.2	$306.8

Future income taxes – Canadian GAAP	$66.8	$154.2
Tax effect of employee future benefits adjustment (e)	(25.9)	(37.6)
Tax effect of other adjustments	8.4	7.3
Future income taxes – U.S. GAAP	$49.3	$123.9

Shareholders’ equity – Canadian GAAP	$870.0	$988.6
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	–
Employee future benefits (e)	(67.4)	(112.2)
Tax effect of employee future benefits adjustment (e)	25.9	37.6
Tax effect of other adjustments	(8.4)	(7.3)
Shareholders’ equity – U.S. GAAP	$822.5	$906.7

The following table provides a reconciliation of accumulated other comprehensive income at December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007

Accumulated other comprehensive income – Canadian GAAP	$(4.9)	$13.6
Employee future benefits – adoption of FAS 158	(41.5)	(74.6)
Accumulated other comprehensive income (loss) – U.S. GAAP	$(46.4)	$(61.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions, except where otherwise stated)

The following table presents the consolidated balance sheets under Canadian and U.S. GAAP:

	As at December 31,
	2008		2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Current assets
Cash and cash equivalents	$5.0	$5.0	$–	$–
Accounts receivable	221.7	221.7	213.1	213.1
Inventories	211.4	211.4	235.7	235.7
Prepaids and other	32.8	32.8	40.7	40.7
	470.9	470.9	489.5	489.5
Property, plant and equipment	1,852.0	1,854.4	1,912.8	1,912.8
Other assets	100.5	80.9	54.8	52.1
	$2,423.4	$2,406.2	$2,457.1	$2,454.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$269.4	$269.4	$268.2	$268.2
Current portion of long-term debt	75.8	75.8	1.2	1.2
	345.2	345.2	269.4	269.4
Long-term debt	882.9	894.1	784.6	799.0
Employee future benefits	226.6	263.2	211.7	306.8
Other long-term obligations	13.3	13.3	26.9	26.9
Future income taxes	66.8	49.3	154.2	123.9
Deferred credits	18.6	18.6	21.7	21.7
	1,553.4	1,583.7	1,468.5	1,547.7
Shareholders’ equity
Share capital	1,035.0	1,035.0	913.9	913.9
Contributed surplus	14.6	14.6	12.1	12.1
Retained earnings	(174.7)	(180.7)	49.0	41.7
Accumulated other comprehensive income (loss)	(4.9)	(46.4)	13.6	(61.0)
	870.0	822.5	988.6	906.7
	$2,423.4	$2,406.2	$2,457.1	$2,454.4

(a)	U.S. dollar revenue hedges

Effective January 1, 2007, the Company adopted the new Canadian accounting standards that require entities to record its derivatives at fair value. Changes in the fair value of designated contracts, during the period of designation, are recorded in other comprehensive income, net of tax, until the hedged item is recognized.  Changes in the fair value of undesignated contracts are recognized in income.  Prior to January 1, 2007, under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that were designated as hedges were recognized concurrently with the hedged revenue in “Sales”.  The adoption of new Canadian standards have eliminated this difference.

(b)	U.S. dollar long-term debt hedges

Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges.  The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract.  Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges.  Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period.  The adoption of new Canadian standards on January 1, 2007 eliminated this difference.

(c)	Fixed-to-floating interest swaps

Effective January 1, 2007, the Company adopted the new Canadian accounting standards that recognize the unrealized gains and losses on interest rate swap contracts in the financial statements.  The ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense. Prior to January 1, 2007, unrealized gains and losses on interest rate swap contracts designated as hedges were not recognized in the financial statements under Canadian GAAP.  The adoption of new Canadian standards have eliminated this difference.

(d)	Foreign exchange on hedge of net investment

Under Canadian GAAP, the Company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake mill.  The foreign exchange gain was accounted for as a reduction of the net investment.  Under U.S. GAAP, the Company has eliminated the GAAP difference by recognizing the foreign exchange gain in earnings.

(e)	Employee future benefits

Effective December 31, 2006, the Company adopted Financial Accounting Standards (“FAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”.  This statement requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. This new standard replaced the U.S. GAAP requirement to recognize an additional minimum pension liability in cases where the accumulated benefit obligation exceeded the market value of plan assets. The portion of this additional liability that related to unrecognized prior service cost was recognized as an intangible asset while the remainder was charged to comprehensive income (loss).  There is no change in the calculation of the pension and other employee future benefits expense.  Canadian GAAP has no such requirement.

(f)	Comprehensive income

Statement of FAS No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.  The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company commencing in its 2007 fiscal year.

(g)	Debt issue costs

Effective January 1, 2007, on adoption of the new Canadian accounting standards, the Company netted its debt issue costs associated with its senior notes against the carrying value of debt.  Under U.S. GAAP, debt issue costs are reported in the balance sheet as deferred charges.

(h)	Future income taxes

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes and uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position.  The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than-not that the position will be sustained based on its technical merits and where there is a greater than 50 per cent likelihood that the position would be sustained if challenged by a tax authority.  The tax position is measured as the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement.  The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  FIN 48 is effective for fiscal years beginning after December 31, 2006.

The Company did not record any unrecognized tax benefits as a result of applying this interpretation.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2008 is as follows:

Unrecognized tax benefits, beginning of year	$16.9
Increases – tax positions taken in prior periods	-
Decreases – tax positions taken in prior periods	(2.5)
Current period tax positions	-
Settlements	(2.6)
Lapse of statute of limitations	-
Decrease resulting from tax rate reduction	(0.1)
Unrecognized tax benefits, end of year	$11.7

The above balance, if recognized, would affect the Company’s effective tax rate.  Total amount of interests and penalties related to the above amount is $nil.

In the normal course of business, the Company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  All tax years up to and including December 31, 2002 have been audited by the Canadian federal taxing authorities.  The Canadian federal taxing authorities are presently auditing the December 31, 2003, December 31, 2004, and December 31, 2005 taxation years of the Canadian entities.  The Company is not currently under audit by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority.  The U.S. federal statute of limitations for pre-2005 tax years expired on September 15, 2008.

(i)	Shareholders’ equity

Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under U.S. GAAP.  The concept of accumulated other comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company commencing in its 2007 fiscal year.

(j)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that U.S. GAAP does not allow sub-totals within cash flows provided by operations.

(k)	Changes in accounting policies

Fair value measurement

FASB issued FAS 157, “Fair Value Measurement”, which clarifies the definition of “fair value” applicable under all United States accounting standards, with some limited exceptions.  The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting.  The framework provides a hierarchy for reliably determining fair value based on the definition in the standard.  This standard is effective November 1, 2008.  For the year ended December 31, 2008, the Company has adopted this standard under Canadian GAAP and as a result there is no difference.

FASB issued FAS 159, “Fair Value Option for Financial Assets and Liabilities”, which allows entities to elect fair value accounting to certain financial assets and liabilities.  The adoption of this standard had no impact on the Company’s consolidated financial statements.

FASB issued FAS 140-e, “Disclosure About Transfers of Financial Assets and Interests in Variable Interest Entities”, that requires additional disclosures relating to retained interest in financial assets and provides guidance on how a primary beneficiary is determined as a VIE.  The adoption of this standard had no impact on the Company’s consolidated financial statements.

(l)	Changes in future accounting policies

FASB has issued the following pronouncements:

(i)
FAS 141R – “Business Combinations”, provides new guidance on accounting for business combinations, on how entities should approach financial planning and reporting around business combinations.  This will require entities to be more transparent in demonstrating the values of assets and liabilities.  This standard is effective for fiscal years beginning after December 15, 2008.

(ii)
FAS 160 – “Non-controlling Interests in Consolidated Financial Statements”, has been issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standards.  This standard is effective for fiscal years beginning on or after December 15, 2008

(iii)
FAS 161 – “Disclosures About Derivative Instruments and Hedging Activities”.  This standard requires enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  The standard is effective for fiscal years beginning after November 15, 2008.